EXHIBIT 3.3

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
NICOLE INDUSTRIES, INC.
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

     NICOLE INDUSTRIES, INC., a corporation organized and existing under and by virtue of Title 7, Chapter 78 of the Nevada Revised Statutes, and the acts amendatory thereof, and hereinafter sometimes referred to as the General Corporation Law of the State of Nevada (the “NGCL”).

     DOES HEREBY CERTIFY:

     FIRST: That resolutions were duly adopted by the Board of Directors of the Corporation setting forth a proposed amendment to the Articles of Incorporation of the Corporation, and declaring said amendment to be advisable and recommended for approval by the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Articles of Incorporation of the Corporation be amended by changing ARTICLE FOUR thereof so that, as amended, said Article shall read in its entirety as follows:

“ARTICLE FOUR: This Corporation is authorized to issue two classes of stock to be designated, respectively, ‘Common Stock’and ‘Preferred Stock.’The total number of shares which the Corporation is authorized to issue is Thirty Million (30,000,000), $0.01 par value per share, of which Twenty Five Million (25,000,000) shares shall be Common Stock, $0.01 par value per share, and Five Million (5,000,000) shares shall be Preferred Stock, $0.01 par value per share. Such shares are non-assessable. Upon the amendment of this Article to read as set forth herein, each outstanding ten (10) shares of Common Stock of this Corporation shall be converted into one (1) share of Common Stock.”

“The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, within the limitations and restrictions stated in this Articles of Incorporation, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon a wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series should be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.”

     SECOND: The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 100,000,000.

     THIRD: That said amendment was duly adopted in accordance with the provisions of Chapter 78 of the NGCL of the State of Nevada.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officers on this _______ day of _______________, 2000.

/s/ J. Y. Park —————————————— J. Y. Park, President	/s/ Ming-Kyung Park —————————————— Ming-Kyung Park, Secretary